SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

LISA A. MORGAN

DIRECT LINE: 202.383.0523

E-mail: lisa.morgan@sutherland.com

April 29, 2016

VIA EDGAR

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

Preliminary Proxy Statement on Schedule 14A filed April 19, 2016

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 25, 2016 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 19, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses.

Notice

1.	Comment: In clause (iii) in the first paragraph of the notice regarding the proposal describing the approval of the third amended and restated investment advisory agreement, please disclose here, and elsewhere throughout the proxy statement where similar disclosure is included, that the prior approval of the hurdle rate amendment was contingent upon a listing of the Company’s common stock on a national securities exchange. In addition, please include the amount by which the incentive fee would have been increased. The Staff notes that disclosure under Proposal 3 provides that the amount would have increased by $7.2 million.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Edward Bartz, Esq.

April 29, 2016

Response: The Company has revised the disclosure accordingly.

Information About the Meeting and Voting

2.	Comment: On page 4 under the question “Will you incur expenses in soliciting proxies?,” please provide a clear “Yes” or “No” answer. In addition, please revise the following language to clarify who will be paying for the solicitation of proxies, noting whether if the cost will be borne by the Company’s stockholders: “… we will pay all costs of preparing, assembling and mailing the proxy materials….”

Response: The Company has revised the disclosure accordingly.

Proposal 3

3.	Comment: Please include a pro forma fee table as required in Item 22(a)(3)(iv) of Schedule 14A and similar to the pro forma fee table that the Company included in its proxy statement for its 2015 annual meeting of stockholders.

Response: The Company has revised the disclosure accordingly.

Misc.

4.	Comment: Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A filed on April 19, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and
•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

Edward Bartz, Esq.

April 29, 2016

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0523 or Steven Boehm at (202) 383-0176.

Sincerely,

/s/ Lisa A. Morgan

Lisa A. Morgan